October 4, 2024

George Athanasiadis
Chief Executive Officer
Eco Bright Future, Inc.
World Trade Center El Salvador
Calle El Mirador, 87 Ave Norte
San Salvador, El Salvador

       Re: Eco Bright Future, Inc.
           Amendment No. 4 to Registration Statement on Form 10
           Filed September 4, 2024
           Form 10-Q for the Fiscal Quarter Ended June 30, 2024
           Filed August 13, 2024
           File No. 000-56658
Dear George Athanasiadis:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10
General

1. We note your response to prior comment 1. Please revise your registration statement to include a description of the processes you have in place for determining whether your products are "securities" within the meaning of Section 2(a)(1) of the Securities Act. For instance, disclose who makes that determination, whether legal counsel is consulted and whether you plan to re-evaluate your products on a periodic basis. Based on these processes, please expand your related risk factor to have a more fulsome discussion of the risks and limitations of your review process.
2. We note your response to prior comments 3 and 13. Please revise your registration statement to make the disclosures we previously requested, including:
           the details and development status of the platforms and services that you plan to offer
 October 4, 2024
Page 2

           in the UAE, El Salvador, Thailand, Indonesia and Guatemala, including a detailed timeline of the remaining steps in the development of the platforms and services, the estimated costs of each step and the sources of funding for each of these steps;
             the material terms of your material contracts in El Salvador and any other jurisdictions and identify the parties to those contracts;
             a clarification as to the term "back end programming" that you use on page 4; and
             for each jurisdiction in which you plan to operate, a description of the licensing application process, including an estimate of the time it will take you to obtain the necessary licenses to operate in the UAE, Thailand and El Salvador, and tell us why you believe that your operations in other countries will make your ability to operate in
           Indonesia and Guatemala more likely.
3. We note your response to prior comment 4. Please add a section that describes the laws and regulations that have or will have a material impact on your business in El Salvador,
       Thailand, Indonesia, Guatemala, the UAE, Tunisia and any other jurisdictions material to your business or business plans, including a detailed description of the approvals and licensing requirements for each. For example, we note your revised disclosure on page 13 that "Guatemala is more established with their policies than many other countries in regards to how they treat crypto asset markets but is still evolving and regulations are being changed often" but you have not added a section that describes the regulations or pending regulations in Guatemala that will impact your business operations.
Prior Operations
Organizational History, page 2

4. We note your response to prior comment 7. Your disclosure on page 2 that the Universa
       Blockchain is a public blockchain that is available to the public appears to be inconsistent with your disclosure that the Universa Blockchain is owned by Universa Hub Africa and that is permissioned by Universa Hub Africa to the Tunisian Government and your statement in your September 4, 2024 correspondence that Universa Blockchain is the . . .
       blockchain that you have used as a private blockchain for Tunisia as well as your description of your business throughout in which it appears that you offer blockchain-as-
       a-service to corporations and governments. Please revise for clarity and consistency. In addition, please revise to disclose the material terms of your agreement with the Tunisian
       Government for the private blockchain.
5. We note your revised disclosure on pages 2 and 3 regarding your agreement with the
       Internet Agency of Tunisia for the National Tunisian Blockchain Network. Please
       describe the material terms of the agreement, including your obligations in connection with the agreement, how you earn revenues pursuant to the agreement and the termination provisions of the agreement. Expand your description of National Blockchain Network to describe the platform, your role in the platform, including the blockchain services you provide, the mechanics of how a user gains access to the platform and utilizes the platform to develop its business such as the certified digital signature service provider you describe in your registration statement, the "latest technological developments of Universa
       Blockchain" and your role regarding "future integrations." In addition, we note your disclosure on page 3 that "[t]he next key points of the project are planned to be the launch of a national DNS service on top of blockchain, a decentrali[z]ed identity system,
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       blockchain web services and several other services    and that    this
is expected sometime
       between September 2020 and January 2021." Please update your disclosure to state whether these services were "launched" and describe the decentralized identity system and any other services that have launched or that you plan to develop. Finally, you state that the "[f]uture planned developments are oriented towards Smart Cities, e-government and citizen-oriented services." Please briefly describe each of these planned developments and disclose whether you have signed agreements with any parties in relation to these planned developments.
6. We note your disclosure that in December 2023 you completed a reverse merger with
       Universa Hub Africa, a Tunisian Corporation. However, we have seen media reports, including the one you cite in your registration statement on page 2, that describes the
       Universa Hub Africa's platform as a "Russian platform." Please revise to clarify the jurisdictions in which your subsidiaries are located and the jurisdictions in which you operate.
7. Please tell us the basis for your statement on page 2 that your blockchain is one of the fastest and most secure blockchains in the world. Alternatively, please remove this statement.
Present Operations, page 3

8. We note your response to prior comment 5 and that you expect to earn revenue from users of your open-source platform because "there will also be blockchain transaction fees that will be paid to the Universa Blockchain for verification of transactions." If your platform is open source, will entities that use a version of your technology be able to remove or change this transaction fee requirement such that Universa Blockchain does not receive any revenue? If so, please disclose this and if not, please explain how this is possible with an open-source platform.
9. We note your response to prior comment 6, your description of DMCC Tradeflow and your statement that your sugar exchange tokenizes DMCC paper warrants. Please revise your disclosure to describe the testing of your digital sugar exchange with DMCC
       Tradeflow and the results of the test. Please also clarify what you mean by the
       tokenization of the DMCC    paper warrants    as you disclose that the
DMCC creates
       electronic negotiable instruments (the    DMCC Tradeflow Warrants   )
and that the DMCC
       Tradeflow Warrants are electronically transferred between users using a web-based interface. In addition, please expand your disclosure to explain how your platform and the
       DMCC work together to prevent issues like double spending, and include disclosure regarding (i) the mechanics of how the tokens are exchanged on your blockchain and platform, (ii) a description of the information provided on your platform, and (iii) a detailed description of the tokenized Sugar Warrants that addresses the risks and characteristics of the Sugar Warrants and the rights of the Sugar Warrant holders. In addition, your June 18, 2024 correspondence states that you "issued a Digital Sugar
       Warrant for the same volume secured by a paper warrant." Please tell us what you mean by this statement. Also, we note your disclosure that you have not yet applied for licensing in the UAE and that you do not have any contracts in place with the UAE.
       Please clarify whether to operate the sugar exchange in the UAE you will need to obtain a license and execute agreements with DMCC Tradeflow.
 October 4, 2024
Page 4

10. We note your response to prior comment 7. Please revise your disclosure to include a description of the Universa Blockchain, including, but not necessarily limited to, whether it is public or permissioned, the consensus mechanism used by the blockchain, the number of transactions that the blockchain can accommodate per minute, the types of crypto assets that can be created and transferred on the blockchain and how changes are made to the blockchain.
11. We note your response to prior comment 10. Please revise to disclose the material terms of your agreement with the Bank of Abu Dhabi and the DMCC related to the gold tokenization, describe the wallets you will offer and whether you will hold the private keys for such wallets. If you will hold the private keys for such wallets, disclose whether you will use a third-party custodian for the private keys and whether these will be stored in cold or hot storage, disclose how an end-user could prove ownership without the token and how discrepancies between the blockchain and other proofs of ownership are resolved. Additionally, please explain whether the gold bar tokens will be able to be split by users and traded in a manner such that less than one gold bar is changing hands at a time. If so, please explain how redemption of the underlying gold bar would function.
12. We note your response to prior comment 11 and the role that SumSub plays in your KYC and AML process. Please revise your registration statement to include a risk factor that discusses the material risks you face from unauthorized or impermissible customer access to your products and services by those who circumvent your KYC and AML process. In addition, we note your disclosures on page 4, 14 and 50 that "[i]t is currently planned to not accept clients from certain jurisdictions," that "[t]hese jurisdictions include the United
       States of America and European Union countries" and that "[t]he KYC process will not allow individuals with passports from these jurisdictions to use [y]our services." Please revise your disclosure to clarify what you mean by "clients." For example, clarify whether you are you referring to the "large corporate and government customers" for whom you intend to create infrastructure solutions or if you are referring to individuals who may wish to utilize your platform or purchase crypto assets using the blockchain services you provide. Finally, please expand your disclosure to clarify how you will restrict U.S.
       persons given that you are "building an open- source platform and developer infrastructure which enables everyone to access and participate in the global economy and
       Real-World Assets (RWA) tokenization.
13. We note your response to prior comment 12. Your disclosure on page 3 that you are involved in "digital asset trading" is inconsistent with your revised disclosure on page 3 that "[t]he company is does not engage in crypto asset trading." Please revise for clarity and consistency.
14. We note your response to prior comment 15. Please revise your registration statement to include the information you provided in your September 4, 2024 response, including the status of your plans for the AI service. In this regard, we note you state that a substantial amount of the code is written for your AI platform. If known, please describe how the AI platform will operate, the estimated costs of advertising the platform and integrating the reservation systems to your blockchain as well as any other costs associated with offering this product, the mechanics of how users can make hotel and restaurant reservations
       "directly from their wallet" and how you intend to earn revenues from this product. To the
 October 4, 2024
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       extent that you have not yet finalized your plans for how the AI platform will function, please disclose.
Risk Factors, page 8

15. We note your response to prior comment 16 and your updated risk factors. For each jurisdiction you plan to operate in, please identify the regulations and material pending regulations that will impact your business and describe the material effects each such regulation and pending regulation may have on your business and business plans. In this regard, we note that you refer generally to the existence of rules and regulations in each jurisdiction but do not address specific regulations or pending regulations. In addition, please revise your "Blockchain Technology carries with is certain risks and compliance issues" risk factor on page 13 to expand your description of the "[f]raudulent activities and 'hacking wallets'" by providing specific examples of such fraudulent activities and an explanation of what 'hacking wallets' means.
We have a potential requirement to register, page 11

16. We note your response to prior comment 17. Please be advised that the Howey test is not the determinative test as it relates to whether you meet the definition of an
       "investment company" for purposes of the Investment Company Act of 1940. As such, please provide to us an analysis of why you believe you may meet the definition of an
       "investment company" in the future, and revise this risk factor to include a summary of the reasons you identify in the analysis.
Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

17. Please revise your next amendment to include a discussion of the results of operations for the three and six month periods ended June 30, 2024. Refer to Item 303 of Regulation S-
       K.
18. You disclose on page 15 that the insurance on the gold in your agreement with the Bank of Abu Dhabi is held by the bank and the government of the UAE, and we note your response to prior comment 10 stating that the insurance would not be liable if an end user could not prove ownership of a token. Please describe for us your liability in the event of a security breach on your blockchain or if an end user could not prove ownership of a token.
19. Please tell us the native token for your blockchain. Further, tell us the value of the Real
       World Assets, such as under your sugar or gold tokenization agreements, you have tokenized on your blockchain.
20. Please tell us how you recognize the blockchain in your financial statements, and whether you consolidate the blockchain and related activities.
Business Operations, page 14

21. We note your response to prior comment 9. Your disclosure on page 14 that the tools you are developing will allow integration to other blockchains is inconsistent with your revised disclosure that you have no plans to implement other blockchains within your ecosystem. Please revise for clarity and consistency. Similarly, your disclosure that you
 October 4, 2024
Page 6

       have not finalized the open-source options that will allow integration into other wallets appears to be inconsistent with your disclosure that "[y]our blockchain can be used with other developed wallets." Please revise for clarity and consistency. In addition, please disclose the "open-source options" you have not yet completed and describe the wallets that you offer and intend offer to users of the platform, including whether you maintain the private keys, and, if so, whether you use a third-party custodian to hold the private keys and whether the private keys are held in cold or hot storage. Footnotes to Consolidated Financial Statements
Note 1 - Organization and Significant Accounting Policies, page 31

22. We acknowledge your response to our comment 18. Please respond to the following:
           Provide to us your accounting analysis supporting your representation that less than
          50% of outstanding voting rights transferred control in the merger. Refer to specific accounting guidance in your response; and
           Revise your disclosure in note 1 as indicated in your response. Financial Statements For the Three Months Ended March 31, 2023, page 43

23. Please remove old financial statements, footnotes, and management's discussion and analysis of financial condition and results of operations (MD&A) from future amendments. We note you included March 31, 2023 financial statements, footnotes and
       MD&A on pages 43-52.
Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Notes to Consolidated Financial Statements, page 5

24. We acknowledge your response to prior comment 20, but do not note any additional disclosure related to your intangible asset policies in the Form 10-12g/A or to the $4,800 of intangible assets reported on your June 30, 2024 balance sheet. Please provide draft disclosure to be included in future periodic filings, and revise your next amendment to the
       Form 10 to include accounting policies and footnote disclosure, as appropriate, for all material items in the financial statements, and in particular the intangible assets reported on your balance sheet as of June 30, 2024.
Item 4. Controls and Procedures, page 11

25. We acknowledge your response to prior comment 21. Please provide draft disclosure to be included in future periodic reports describing in more detail the significant deficiency in your internal controls, how you determined the significant deficiency did not result in a material weakness, and your planned remediation of the deficiency in your internal controls.
 October 4, 2024
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets